EXHIBIT 99.1

System and Method for Driving Light Source Patent Granted to O2Micro

GEORGE TOWN, Grand Cayman, July 26, 2019 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a key system and method for driving light source patent.

O2Micro was issued 13 claims under China patent CN-107241823-B on July 12, 2019 for the invention of a system for driving a light source including a power converter and control circuitry. The control circuitry generates a control signal based on the voltage feedback signal indicative of a combination of the output voltage, current and the light source and controls the power converter.  US and UK claims are patent pending.

Dr. Yung Lin, Executive Vice President, O2Micro, commented, "This invention provides an effective and efficient power management solution for LED backlighting applications.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com